Exhibit 99.1

FOR IMMEDIATE RELEASE

LUCAS ENERGY ANNOUNCES ENTRY INTO MID-CONTINENT WITH AGREEMENT TO ACQUIRE HUNTON PROPERTIES

Rebranding of Organization and Redirection of Strategic Vision

HOUSTON, TEXAS – December 31, 2015 – Lucas Energy, Inc. (NYSE MKT: LEI) (“Lucas” or the “Company”) announced today that is has signed a purchase agreeement to acquire, from 21 different entities and individuals, working interests in producing properties and undeveloped acreage.  The assets being acquired include varied interests in two largely contiguous acreage blocks in the liquids-rich Mid-Continent region.  The properties currently produce in excess of 1,200 net barrels of oil equivalent per day (BOE/d), of which 53% are liquids from 114 producing wells.  The bulk of the production is from the Hunton formation holding approximately 43,000 gross acres (9,900 net acres) in central Oklahoma.  Further, offset development drilling opportunities for at least 40 additional wells have already been identified.  According to a recent third-party reserve report (as of December 1, 2015),  total proved developed reserves (PDP) are 5.4 million barrels of oil equivalent (MMBOE) comprised of 6% oil, 47% natural gas liquids (NGL) and 47% natural gas.

In exchange for the assets being acquired, Lucas will assume $31,350,000 in commercial bank debt, issue 552,000 shares of a newly designated form of convertible preferred stock, issue 13,009,664 shares of common stock, and pay $4,975,000 in cash. At the closing of the transaction, Lucas will rebrand and change its name to Camber Energy, Inc.  There are no significant management changes planned at this time as Anthony C. Schnur will maintain his role as President and Chief Executive Officer of the Company.  However, the sellers will have the right to appoint three members to the Board of Directors at closing, including Richard N. Azar II.  Mr. Azar, the principal seller and manager of the properties, will be appointed as Executive Chairman following the closing. Mr. Azar is a founding partner of Segundo Resources, representative of the sellers, and for over 20 years has been instrumental in developing the Hunton resource play in Central Oklahoma through his direction of Segundo, ownership in Altex Resources, Inc., and various other successful oil and gas ventures.

SAFE-GUARDING THE CAPITAL STRUCTURE

Prior to entering into the acquisition agreement, and as previously disclosed, Lucas has completed the transfer of its existing oil and gas assets and current and outstanding senior debt obligations through a conveyance to a wholly-owned special purpose vehicle (SPV), non-recourse to Lucas Energy, Inc.  Lucas’s senior lender will maintain its rights to the assets of the SPV.  This restructuring allowed Lucas the ability to enter into the acquisition agreement described above in order to pursue its strategic objective of adding significant production and increasing the scope and scale of the Company.

GO FORWARD STRATEGY

“The completion of this transaction will raise the trajectory of opportunities for Lucas, not only as we increase our existing production base and future development opportunities, but also as we expand our reach into a key play in the Mid-continent and broaden our strategic horizons,” said Anthony C. Schnur, Lucas’s Chief Executive Officer. “We are extremely excited to have identified an acquisition that provides us with stable, long-lived reserves with substantial current production and ample drilling opportunties that are economic in a prolonged depressed commodity price environment.  We are further encouraged by the planned upcoming additions to our board, especially the appointment of Richard N. Azar II as our Chairman.  I have known Richard over the last three years, and I welcome his depth of knowledge and strategic sense to our Company.”

TRANSACTION OVERVIEW

The asset purchase agreement contains customary representations and warranties of the parties and rights of termination. The closing of the acqusition is subject to closing conditions including Lucas placing the commercial bank facility to fund the $4.975 million cash required to acquire the properties; Lucas obtaining stockholder approval for the issuance of the shares of common stock in the closing and upon conversion of the preferred stock; the effectiveness of a registration statement registering the common stock and common stock issuable upon conversion of the preferred stock issued at closing; Lucas’s continued listing on the NYSE MKT prior to and following the closing;; and the consent of various creditors of the sellers.  The parties are targeting a closing date, subject to the satisfaction or waiver of the required closing conditions, of Lucas’s first fiscal quarter of 2016.

Post-closing there will be 14,514,902 shares of common stock issued and outstanding; assuming there are no adjustments through the diligence and closing process.  Additionally, the new class of preferred stock to be issued at closing will be convertible into 3,941,280 shares of common stock and will bear a 6.0% annual dividend rate payable in cash, common stock or PIK at Lucas’s option.  The preferred, which has a face value and liquidation preference of $25 per share, a conversion rate into common stock of 7.14:1, will be convertible at any time at a price of $3.50 per share.  Under certain conditions, it will convert automatically.

More information regarding the purchase agreement, planned acquisition and the terms and conditions thereof have been disclosed in the Current Report on Form 8-K filed by Lucas today with the Securities and Exchange Commission.

ROTH Capital Partners acted as financial advisor on the Transaction.

INVESTOR UPDATE CONFERENCE CALL

Management intends to  schedule a conference call in the first calendar quarter of 2016 to discuss these developments with investors and further information regarding the call will be disclosed when available.

About Lucas Energy, Inc.

Lucas Energy (NYSE MKT: LEI) is engaged in the production of crude oil and natural gas in the Austin Chalk and Eagle Ford formations in South Texas. Based in Houston, Lucas's management team is committed to building a platform for growth and the development of its five million barrels of proved Eagle Ford and other oil reserves while continuing its focus on operating efficiencies and cost control.

Forward Looking Statements

In addition to historical information contained herein, this news release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, subject to various risks and uncertainties that could cause the Company’s actual results to differ materially from those in the “forward-looking” statements. Although Lucas believes that the expectations reflected in such forward-looking statements are reasonable, these statements involve risks and uncertainties that may cause actual future activities and results to be materially different from those suggested or described in this news release. These risks and uncertainties include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the asset purchase agreement; and the inability to complete the transaction due to the failure to satisfy any of the conditions to completion of the transaction. These also include risks inherent in natural gas and oil drilling and production activities, including risks of fire, explosion, blowouts, pipe failure, casing collapse, unusual or unexpected formation pressures, environmental hazards, and other operating and production risks, which may temporarily or permanently reduce production or cause initial production or test results to not be indicative of future well performance or delay the timing of sales or completion of drilling operations; delays in receipt of drilling permits; risks with respect to natural gas and oil prices, a material decline which could cause Lucas to delay or suspend planned drilling operations or reduce production levels; risks relating to the availability of capital to fund drilling operations that can be adversely affected by adverse drilling results, production declines and declines in natural gas and oil prices; risks relating to unexpected adverse developments in the status of properties; risks relating to the absence or delay in receipt of government approvals or fourth party consents; and other risks described in Lucas's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC, available at the SEC's website at www.sec.gov. Investors are cautioned that any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from those projected. The forward-looking statements in this press release are made as of the date hereof. The Company takes no obligation to update or correct its own forward-looking statements, except as required by law, or those prepared by third parties that are not paid for by the Company. The Company's SEC filings are available at http://www.sec.gov.

Important Information

In connection with the planned acquisition described above, Lucas currently intends to file a registration statement and a proxy statement with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document Lucas may file with the SEC in connection with the proposed transaction. Prospective investors are urged to read the registration statement and the proxy statement, when filed as they will contain important information. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Lucas. Prospective investors may obtain free copies of the registration statement and the proxy statement, when filed, as well as other filings containing information about Lucas, without charge, at the SEC’s website (www.sec.gov). Copies of Lucas’ SEC filings may also be obtained from Lucas without charge at Lucas’ website (www.lucasenergy.com) or by directing a request to Lucas at (713) 528-1881. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

INVESTORS SHOULD READ THE PROXY STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.

Participants in Solicitation

Lucas and its directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lucas’ directors and executive officers is available in Lucas’ Annual Report on Form 10-K for the year ended March 31, 2015, filed with the SEC on July 14, 2015 and Lucas’ definitive proxy statement on Schedule 14A, filed with the SEC on February 9, 2015. Additional information regarding the interests of such potential participants will be included in the registration statement and proxy statement to be filed with the SEC by Lucas in connection with the proposed transaction and in other relevant documents filed by Lucas with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC when they become available.

Contact:
Carol Coale / Ken Dennard
Dennard Lascar Associates, LLC
 (713) 529-6600
ccoale@dennardlascar.com
ken@dennardlascar.com
http://www.dennardlascar.com